Exhibit 21.1
Trupanion, Inc.
List of Subsidiaries

Subsidiary	Incorporation
American Pet Insurance Company	United States, New York
Trupanion Managers USA, Inc.	United States, Arizona
Trupanion Brokers Ontario, Inc.	Canada, Ontario
Wyndham Insurance Company (SAC), Ltd.	Bermuda
6100 Building, LLC	United States, Washington